Land Lease Contract

Leaser: Guangzhou Baoyuhua Industry Co., Ltd. (hereinafter referred to as party A)

Lessee: Guangzhou Tanke Industry Co., Ltd. (hereinafter referred to as party B)

On November 21st, 2003, party A and party B signed the Land Lease Agreement and mutually agreed that Party A shall have the right and obligations to handle transition of Land-Use Right certificate and change of land status. Considering that the Land-Use Right certificate is currently in the handling process, in order to clarify the rights and responsibility of both parties, both party A and party B agree the terms below based on equal negotiations and discussions according to the Contract Law of the People's Republic of China and other related regulations.

1.	Party A will lease the use right of the land located at Laohu Tou Wangong Tang, Second Industrial District, Huaqiao Town, Huadu District, Guangzhou covering 40,000 m2 to party B.
2.
Both parties agree, the down payment of RMB 2,000,000 for such land use right shall be paid by party B to party A for handling Land-Use Right Certificate, procedures of land registration, change of land status and so on.

3.
Party B shall not sublease or transfer such land use right, unless receiving written consent from party A. Otherwise, party A shall have the right to withdraw such land use right and terminate this contract.

4.
During the terms of this lease, costs related to environmental protection, sanitation and three responsibilities in the gate area are at the expense of party B. State administrative fees are paid separately by party A and party B according to relevant regulations.

5.	During the term of this lease, party B shall be responsible to all accidents or injuries caused due to production and management. Party A is not responsible for such accidents.
6.
The term of this lease shall last for 15 years that commences on May 20, 2006 and ends on May 20, 2021. This lease agreement shall be automatically terminated upon the completion of approval of the Land Use Right Certificate by relevant government and the transfer of use right to party B within the term of this lease.

7.
Both parties agree after consultation that, the rent is to be paid annually in advance. Annual rent is RMB 60,000, paid by party B to party A on January 1 of each year. In case of late payment in 30 days, party B shall pay 0.2% of annual rent as late fee penalty in addition to the unpaid rent to party A. In case of late payment over 30 days, party A has the right to terminate this contract, and party B shall pay 25% of annual rent as late fee penalty to party A.

8.	Party B shall have the right of refusal if Party A charges extra fees more than the rent amount.
9.	Within the term of this contract, if this contract is terminated due to force majeure or urban planning and construction, neither party are responsible for any economic loss caused thereof.
10.	Dispute resolution: Both parties shall solve dispute by negotiation. If agreement is failed to reach, either party shall have right to bring litigation to the people’s court which such jurisdiction.
11.	Upon mutual agreement, both parties can sign supplemental agreement which has the same legal effect as this contract.
12.	This contract shall become effective upon execution of this agreement by both parties.
13.	This contract is in duplicate, each party has one copy that shall have the same legal effect.

Party A (Stamp) Legal (authorized) representative Date: 2006-4-15	Party B (Stamp) Legal (authorized) representative Date: 2006-4-15